BARTLETT TO RETIRE AS MULTIMEDIA CHAIRMAN AND CEO



GREENVILLE, SC - June 13, 1994 -- Multimedia, Inc. today announced the intention of Walter E. Bartlett to retire as the Company's Board Chairman and Chief Executive Officer. The Board's nominating committee has recommended that Donald D. Sbarra, Senior Vice President of the Company, be elected to succeed Mr. Bartlett. The Board is expected to give favorable consideration to the action of the committee at a meeting scheduled for Thursday, June 16. According to a spokesman for the nominating committee, Bartlett, age 66, has agreed to remain as Senior Consultant to the Board of Directors of Multimedia.

Bartlett said when announcing his retirement, "I have recommended Don Sbarra to become Chairman and Chief Executive Officer of Multimedia in what the Board and I plan to be a seamless transition. This is my second retirement as CEO. I had resumed these responsibilities on a temporary basis in December of this past year to prepare us for a management transition. We are now ready for the next step in this process, and I am delighted that Don Sbarra is available for this leadership role. We have begun the interviewing process for President and Chief Operating Officer, and Sbarra, with his experience in operations, will be the perfect mentor for the person chosen for this job."

Sbarra commented, "I have greatly valued my association with Walter Bartlett for the last 13 years, and I am grateful for Walter's recommendation and the action of the nominating committee. Walter has done a tremendous job as Chief Executive of the Company since our recapitalization in 1985. He was the guiding force in reducing the Company's debt and creating shareholder value after the recapitalization."

Before joining Multimedia in 1976, Bartlett was Senior Vice President of Avco Broadcasting. During his career at Avco, he was responsible for the development of the Phil Donahue talk show. At Multimedia, Bartlett served as President of both the Broadcasting and Entertainment divisions before becoming President and Chief Operating Officer of the parent company in 1981. In 1985 he was elected President and Chief Executive Officer and led the Company after its successful recapitalization in 1985. In 1989 he was elected Chairman of the Board.


                              (cont'd)

Sbarra joined Multimedia in 1981 as President of the Cable division. He was elected Senior Vice President of Multimedia in October 1987 and a member of Multimedia's Board of Directors in 1988. In December 1993 Sbarra took the position of Senior Vice President of Operations for Multimedia and has since been responsible for the operating divisions of the Company. Mr. Sbarra is a Director and member of the Executive Committee of the Cable Television Advertising Bureau; a Director of the National Cable Television Association and a member of the association's Copyright Committee;
a member of the Board of Directors of C-SPAN cable network; and a Director of Cable in the Classroom, a project of the Cable Alliance for Education.

Multimedia, Inc. is a diversified media communications company headquartered in Greenville, SC, which publishes 11 daily and 49 non-daily newspapers, owns and operates five television and five radio stations, operates more than 125 cable television franchises in five states, monitors approximately 58,000 security alarm subscribers, and produces and syndicates quality television programming including DONAHUE, SALLY JESSY RAPHAEL, JERRY SPRINGER and RUSH LIMBAUGH, The Television Show.





                                    ###




                                   Contact:  Markeeta McNatt
                                             (803) 298-4819